Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 19, 2007

PRICING SUPPLEMENT NO. 2007-MTNDD070 DATED                     , 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

            Principal-Protected Equity Linked Notes

Based Upon the U.S.-Europe-Japan Basket

Due             , 2011

$1,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the notes prior to maturity.

■	The notes are based upon the U.S.-Europe-Japan Basket which tracks the price movements of three equity indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average.

■	The notes will mature on , 2011. You will receive at maturity for each note you hold an amount in cash equal to $1,000 plus a basket return amount, which may be positive or zero.

■	The basket return amount will be based on the percentage change of the U.S.-Europe-Japan Basket during the term of the notes. The basket return amount will equal the product of (a) $1,000, (b) the percentage change in the U.S.-Europe-Japan Basket and (c) the participation rate that is expected to be approximately 100% (to be determined on the date on which the notes are priced for initial sale to the public), provided that the basket return amount will not be less than zero.

■	There is currently no secondary market for the notes, and the notes will not be listed on any exchange. Although Citigroup Global Markets Inc. may make a market in the notes, it has no obligation to do so and may at any time, without notice, discontinue any market-making activities.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. “Dow Jones” is a service mark of Dow Jones & Company (“Dow Jones”). “STOXX,” “EURO STOXX,” and “EURO STOXX 50” are service marks of STOXX Limited (“STOXX”). “Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Dow Jones, STOXX or Nihon Keizai Shimbun, Inc. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, the McGraw-Hill Companies, Dow Jones, STOXX or Nihon Keizai Shimbun, Inc., and none of the above makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	$	$
Agent’s Discount	$	$
Proceeds to Citigroup Funding Inc.	$	$

The agent expects to deliver the notes to purchasers on or about             , 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The notes are based upon the U.S.-Europe-Japan Basket which tracks the price movements of three equity indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average. The notes pay an amount at maturity that will depend on the amount by which the ending value (the closing value of the U.S.-Europe-Japan Basket on the third index business day before maturity) exceeds the starting value (the closing value of the U.S.-Europe-Japan Basket on the day on which the notes are priced for initial sale to the public, which we refer to as the pricing date) expressed as a percentage. If the ending value is less than or equal to the starting value, the payment you receive at maturity for each note you hold will equal $1,000, the amount of your original investment in the note. If the ending value is greater than the starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. In such case, the appreciation on an investment in the notes will be approximately 100% (to be determined on the pricing date) of the return on an investment directly linked to the U.S.-Europe-Japan Basket because of the participation rate that is expected to be approximately 100% (to be determined on the pricing date).

The notes mature on             , 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal-Protected” Mean?

“Principal-protected” means that your principal investment in the notes is not at risk if held to maturity even if there is a decline in the U.S.-Europe-Japan Basket. Thus, you will not receive less than $1,000 per $1,000 principal amount of the notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?

We will not make any periodic payments of interest on the notes or any other periodic payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

What Will I Receive at Maturity of the Notes?

The notes will mature on                 , 2011. At maturity you will receive for each note you hold an amount in cash equal to the sum of $1,000 and a basket return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the ending value of the U.S.-Europe-Japan Basket on the valuation date, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the notes.

How Will the Basket Return Amount Be Calculated?

The basket return amount will be based on the basket return—the amount by which the ending value of the U.S.-Europe-Japan Basket exceeds its starting value—and on the participation rate. The participation rate will equal approximately 100% (to be determined on the pricing date). The basket return amount will equal the product of (a) $1,000, (b) the basket return and (c) the participation rate, provided that the basket return amount will not be less than zero. The basket return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The starting value of the U.S.-Europe-Japan Basket will be set to equal 100 on the pricing date.

The ending value will be the closing value of the U.S.-Europe-Japan Basket on the valuation date.

The pricing date will be the date of this pricing supplement.

The valuation date will be the third index business day before the maturity date.

If no closing value of the U.S.-Europe-Japan Basket is available on any index business day because of a market disruption event or otherwise, the value of the U.S.-Europe-Japan Basket for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the U.S.-Europe-Japan Basket obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any other Citibank affiliate), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the U.S.-Europe-Japan Basket by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “basket return amount,” the “basket return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the basket return amount and the basket return, please see “Description of the Notes—Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For tables setting forth hypothetical returns at maturity, see “Description of the Notes—Maturity Payment—Hypothetical Examples “ in this pricing supplement.

How is the U.S.-Europe-Japan Basket Calculated and What Does it Measure?

The U.S.-Europe-Japan Basket will represent the value of three global equity indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average and will be calculated by Citigroup Funding on the pricing date. Each index tracks the price return of the broad equity market in its respective geographic region. The U.S.-Europe-Japan Basket will be created by Citigroup Funding using an “equal dollar-weighting” methodology so that each of the indices is represented in an approximately equal dollar amount as of the initial valuation date and the initial value of the U.S.-Europe-Japan Basket will be set to 100. In addition, Citigroup Funding will compute a basket multiplier for each of the three indices in the U.S.-Europe-Japan Basket equal to approximately 33.3333 divided by the closing value of such index on the pricing date. The value of the U.S.-Europe-Japan Basket on any index business day will equal the sum of (a) the closing value of the S&P 500 Index on that day multiplied by the applicable basket multiplier, (b) the closing value of the Dow Jones EURO STOXX 50 Index on that day multiplied by the applicable basket multiplier and (c) the closing value of the Nikkei 225 Stock Average on that day multiplied by the applicable basket multiplier. For further information on the U.S.-Europe-Japan Basket, including its makeup and method of calculation, see “Description of the Basket of the S&P 500 Index, Dow Jones EURO STOXX 50 Index and Nikkei 225 Stock Average in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

Who Publishes the S&P 500 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500 Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through

1943. For further information on the S&P 500 Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500 Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

How Has the S&P 500 Index Performed Historically?

We have provided tables showing the closing values of the S&P 500 Index on the last index business day of each month from January 2002 to December 2006, as well as a graph showing the closing values of the S&P 500 Index on January 2, 2002 through January 17, 2007. You can find this table and the graph in the section “Description of the S&P 500 Index—Historical Data on the S&P 500 Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in recent years. However, past performance is not indicative of how the S&P 500 Index will perform in the future.

Who Publishes the Dow Jones EURO STOXX 50 Index and What Does It Measure?

STOXX Limited (“STOXX”), a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in Europe (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 as of December 31, 1991.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones EURO STOXX 50 Index.

How Has the Dow Jones EURO STOXX 50 Index Performed Historically?

We have provided a table showing the closing values of the Dow Jones EURO STOXX 50 Index on the last index business day of each month from January 2002 to December 2006, as well as a graph showing the closing values of the Dow Jones EURO STOXX 50 Index from January 2, 2002 through January 17, 2007. You can find the table and the graph in the section “Description of the Dow Jones EURO STOXX 50 Index—Historical Data on the Dow Jones EURO STOXX 50 Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones EURO STOXX 50 Index in recent years. However, past performance is not indicative of how the Dow Jones EURO STOXX 50 Index will perform in the future.

Who Publishes the Nikkei 225 Stock Average and What Does It Measure?

Unless otherwise stated, all information on the Nikkei 225 Stock Average provided in this pricing supplement is derived from Nihon Keizai Shimbun, Inc. (“NKS”) or other publicly available sources. The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized underlying stocks trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 underlying stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. For further information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in it components, see “Description of the Nikkei 225 Stock Average” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Nikkei 225 Stock Average.

How Has the Nikkei 225 Stock Average Performed Historically?

We have provided a table showing the closing values of the Nikkei 225 Stock Average on the last index business day of each month from January 2002 to December 2006, as well as a graph showing the closing values of the Nikkei 225 Stock Average from January 4, 2002 through January 17, 2007. You can find the table and the graph in the section “Description of the Nikkei 225 Stock Average—Historical Data on the Nikkei 225 Stock Average” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Stock Average in recent years. However, past performance is not indicative of how the Nikkei 225 Stock Average will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be         % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Will I Be Able to Sell My Notes Before Maturity?

There is currently no secondary market for the notes and Citigroup Funding will not make such a market. Although Citigroup Global Markets may make a market in the notes it is not obligated to do so and may discontinue its market-making at any time. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. Because we do not expect that other market makers will participate significantly in any secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets does not act as market maker, it is likely there would be little or no secondary market for the notes. See “Risk Factors Relating to the Notes—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the indices comprising the U.S.-Europe-Japan Basket or in other instruments, such as options, swaps or futures, based upon the U.S.-Europe-Japan Basket, the indices comprising the U.S.-Europe-Japan Basket or the stocks included in the indices comprising the U.S.-Europe-Japan Basket. This hedging activity could affect the value of the U.S.-Europe-Japan Basket and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the U.S.-Europe-Japan Basket on the third index business day before maturity, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the U.S.-Europe-Japan Basket and other events that are difficult to predict and beyond our control.

The Return on Your Investment May Be Zero

The amount of your return at maturity will depend on the ending value (the closing value of the U.S.-Europe-Japan Basket on the third index business day before maturity). If the ending value is equal to or less than the starting value (the closing value of the U.S.-Europe-Japan Basket on the date on which the notes are priced for sale to the parties) the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the U.S.-Europe-Japan Basket is greater than the starting value at one or more times during the term of the notes or if the closing value of the U.S.-Europe-Japan Basket at maturity exceeds the starting value. Because of the possibility of zero return, the notes may provide less opportunity for return than an investment in some or all of the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the U.S.-Europe-Japan Basket is less than             (an increase of approximately             % from its starting value), the yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Historical Performance of the Indices Comprising the U.S.-Europe-Japan Basket Is Not an Indication of the Future Performance of these Indices or the U.S.-Europe-Japan Basket

The historical performance of the indices comprising the U.S.-Europe-Japan Basket, which are included in this pricing supplement, should not be taken as an indication of the future performance of these indices or the U.S.-Europe-Japan Basket during the term of the notes. Changes in the value of any of the indices, and thus the U.S.-Europe-Japan Basket will affect the trading price of the notes, but it is impossible to predict whether the value of the U.S.-Europe-Japan Basket will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Indices Comprising the U.S.-Europe-Japan Basket

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the indices comprising the U.S.-Europe-Japan Basket because S&P calculates the S&P 500 Index, STOXX calculates the Dow Jones EURO STOXX 50 Index and NKS calculates the Nikkei 225 Stock Average by reference to the prices of the stocks included in these indices without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket even if the ending value of the U.S.-Europe-Japan Basket is greater than its starting value.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any exchange. There is currently no secondary market for the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes.

Citigroup Global Markets may, but is not obligated to, make a market in the notes. Because we do not expect that other market makers will participate significantly in any secondary market for the notes, the price at which you may be able to sell your note is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets does not act as market maker, it is likely there would be little or no secondary market for the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the U.S.-Europe-Japan Basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the U.S.-Europe-Japan Basket.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the U.S.-Europe-Japan Basket changes from the starting value of 100. However, changes in the value of the U.S.-Europe-Japan Basket may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the U.S.-Europe-Japan Basket exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the U.S.-Europe-Japan Basket will continue to fluctuate between that time and the time when the ending value of the U.S.-Europe-Japan Basket is determined. If you choose to sell your notes when the value of the U.S.-Europe-Japan Basket is below the starting value, you may receive less than your initial investment in the notes.

Trading prices of the stocks included in the indices comprising the U.S.-Europe-Japan Basket will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of stocks in a specific market segment or of a particular underlying stock. Citigroup Funding’s hedging activities in the stocks included in the indices comprising the U.S.-Europe-Japan Basket, the issuance of securities similar to the notes and other trading activities by Citibank Funding, its affiliates and other market participants can also affect the price of the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

Volatility of the U.S.-Europe-Japan Basket.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the U.S.-Europe-Japan Basket changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Indices Comprising the U.S.-Europe-Japan Basket.    General economic conditions and earnings results of the companies whose common stocks are included in the indices comprising the U.S.-Europe-Japan Basket and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the indices comprising the U.S.-Europe-Japan Basket does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the U.S.-Europe-Japan Basket the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the U.S.-Europe-Japan Basket during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the indices comprising the U.S.-Europe-Japan Basket or in the other instruments, such as options, swaps or futures, based upon the U.S.-Europe-Japan Basket or the stocks included in the indices comprising the U.S.-Europe-Japan Basket. This hedging activity could affect the value of the U.S.-Europe-Japan Basket and therefore the market value of the notes. It is possible that our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the U.S.-Europe-Japan Basket.

Foreign Jurisdictions

You should be aware that investments in securities, such as the notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Stock Average and the notes.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the indices comprising the U.S.-Europe-Japan Basket are traded may have adopted certain measures intended to prevent extreme fluctuations in individual stock prices. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average may be limited by price limitations on, suspensions of trading of, individual stocks included in the indices comprising the U.S.-Europe-Japan Basket, which may, in turn, adversely affect the value of the notes or result in the occurrence of a market disruption event.

Prices of the stocks included in the indices comprising the U.S.-Europe-Japan Basket are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

You Will Have No Rights Against Any Issuer of Any Stock Included in the Indices Comprising the U.S.-Europe-Japan Basket

You will have no rights against any issuer of any stock included in the indices comprising the U.S.-Europe-Japan Basket, even though the amount you receive at maturity, if any, will depend in part on the prices of and dividends paid on the underlying stocks. By investing in the notes you will not acquire any shares of any stock included in the indices comprising the U.S.-Europe-Japan Basket and you will not receive any dividends or other distributions with respect to any underlying stock. The issuers of the underlying stocks are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Indices Comprising the U.S.-Europe-Japan Basket or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the indices comprising the U.S.-Europe-Japan Basket or derivative instruments related to such stocks or indices for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the indices comprising the U.S.-Europe-Japan Basket and therefore the market value of the notes.

Citibank Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in one or more of the stocks included in the indices comprising the U.S.-Europe-Japan Basket or in other instruments, such as options, swaps or futures, based upon the U.S.-Europe-Japan Basket or the stocks included in the indices comprising the U.S.-Europe-Japan Basket. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the value of the U.S.-Europe-Japan Basket and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Principal-Protected Equity Linked Notes Based Upon the U.S.-Europe-Japan Basket pay an amount at maturity that will depend on the amount by which the closing value of the U.S.-Europe-Japan Basket on the Valuation Date, which we refer to as the Ending Value exceeds the closing value of the U.S.-Europe-Japan Basket on the Pricing Date, which we refer to as the Starting Value, expressed as a percentage. If the Ending Value is less than or equal to the Starting Value, the payment you receive at maturity for each Note will equal $1,000. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 100% (to be determined on the Pricing Date) of the return on an investment directly linked to the U.S.-Europe-Japan Basket because of the Participation Rate of approximately 100% (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $              (              Notes). The Notes will mature on                     , 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive a Basket Return Amount described below. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the indices comprising the U.S.-Europe-Japan Basket.

Payment at Maturity

The Notes will mature on                     , 2011. At maturity you will receive for each Note you hold, a payment equal to the sum of $1,000 and a Basket Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Ending Value of the U.S.-Europe-Japan Basket on the Valuation Date, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return—the amount by which the Ending Value exceeds the Starting Value—and on the Participation Rate. The Basket Return Amount will equal the product of (a) $1,000, (b) the Basket Return and (c) the Participation Rate, provided that the Basket Return Amount will not be less than zero.

The Participation Rate will equal approximately 100% (to be determined on the Pricing Date).

The Basket Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The Starting Value of the U.S.-Europe-Japan Basket will be set to equal 100 on the Pricing Date.

The Ending Value will be the closing value of the U.S.-Europe-Japan Basket on the Valuation Date.

The Pricing Date will be the date of this pricing supplement.

The Valuation Date will be the third Index Business Day before the maturity date.

If no closing value of the U.S.-Europe-Japan Basket is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the U.S.-Europe-Japan Basket for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the U.S.-Europe-Japan Basket obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the U.S.-Europe-Japan Basket by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the calculation agent, on which the U.S.-Europe-Japan Basket or any successor index is calculated and published and on which securities comprising more than 80% of the value of any of the indices comprising the U.S.-Europe-Japan Basket on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the indices comprising the U.S.-Europe-Japan Basket. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of any of the indices comprising the U.S.-Europe-Japan Basket or any successor indices, (b) any options or futures contracts, or any options on such futures contracts relating to any of the indices comprising the U.S.-Europe-Japan Basket or any successor indices, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of any of the indices comprising the U.S.-Europe-Japan Basket or any successor indices on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in one of the indices comprising the U.S.-Europe-Japan Basket is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the indices comprising the U.S.-Europe-Japan Basket will be based on a comparison of the portion of the value of the indices comprising the U.S.-Europe-Japan Basket attributable to that security relative to the overall value of the indices comprising the U.S.-Europe-Japan Basket, in each case immediately before that suspension or limitation.

Maturity Payment—Hypothetical Examples

The Basket Return and, therefore, the Basket Return Amount, is dependent on the Ending Value of the U.S.-Europe-Japan Basket. Because the value of the U.S.-Europe-Japan Basket may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the U.S.-Europe-Japan Basket on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Initial Investment in the Notes: $1,000

•	Starting Value of the U.S.-Europe-Japan Basket: 100

•	Basket Return Amount: cannot equal less than zero

•	Participation Rate: 100%,

•	Term of the Notes: 4 years

As demonstrated by the examples, if the Basket Return is 0.00% or less, you will receive an amount at maturity equal to $1,000 per Note, the amount of your initial investment in the Notes. If the Basket Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the Notes.

Ending Value	Basket Return	Basket Return Amount (1)	Maturity Payment (2)	Total Return on the Notes	Annualized Return on the Notes (3)
40.00	–60.00%	$ 0.00	$1,000.00	0.00%	0.00%
50.00	–50.00%	$ 0.00	$1,000.00	0.00%	0.00%
60.00	–40.00%	$ 0.00	$1,000.00	0.00%	0.00%
70.00	–30.00%	$ 0.00	$1,000.00	0.00%	0.00%
80.00	–20.00%	$ 0.00	$1,000.00	0.00%	0.00%
90.00	–10.00%	$ 0.00	$1,000.00	0.00%	0.00%
100.00	0.00%	$ 0.00	$1,000.00	0.00%	0.00%
110.00	10.00%	$100.00	$1,100.00	10.00%	2.41%
120.00	20.00%	$200.00	$1,200.00	20.00%	4.66%
130.00	30.00%	$300.00	$1,300.00	30.00%	6.78%
140.00	40.00%	$400.00	$1,400.00	40.00%	8.78%
150.00	50.00%	$500.00	$1,500.00	50.00%	10.67%
160.00	60.00%	$600.00	$1,600.00	60.00%	12.47%
170.00	70.00%	$700.00	$1,700.00	70.00%	14.19%
180.00	80.00%	$800.00	$1,800.00	80.00%	15.83%

(1)	Basket Return Amount = $1,000.00 × Basket Return × Participation Rate, provided that the Basket Return Amount will not be less than zero
(2)	Maturity payment = $1,000.00 + Basket Return Amount
(3)	Compounded annually

The examples are for purposes of illustration only. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and the Participation Rate. Historical closing values for the indices comprising the U.S.-Europe-Japan Basket are included in this pricing supplement under “Description of the S&P 500 Index—Historical Data on the S&P 500 Index,” “Description of the Dow Jones EURO STOXX 50 Index—Historical Data on the Dow Jones EURO STOXX 50 Index “ and “Description of the Nikkei 225 Stock Average—Historical Data on the Nikkei 225 Stock Average.”

Discontinuance of the U.S.-Europe-Japan Basket or Any Index Comprising the U.S.-Europe-Japan Basket

If S&P discontinues publication of the S&P 500 Index, NKS discontinues publication of the Nikkei 225 Stock Average or STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or if any of them or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the U.S.-Europe-Japan Basket, the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index, then the value of the U.S.-Europe-Japan Basket, the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500 Index, STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or NKS discontinues publication of the Nikkei 225 Stock Average and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the U.S.-Europe-Japan Basket, the S&P 500 Index, the Dow Jones EURO STOXX 50 Index or the Nikkei 225 Stock Average, the value to be substituted for the basket or the relevant index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the basket or the relevant index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500 Index, STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or NKS discontinues publication of the Nikkei 225 Stock Average prior to the determination of the Basket Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Basket Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the basket or the relevant index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the U.S.-Europe-Japan Basket or any index comprising the U.S.-Europe-Japan Basket may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the basket or the relevant index as described above, the successor index or value will be substituted for the basket or the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the U.S.-Europe-Japan Basket or any index comprising the U.S.-Europe-Japan Basket may adversely affect trading in the Notes, if any.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the U.S.-Europe-Japan Basket, the S&P 500 Index, Dow Jones EURO STOXX 50 Index or the Nikkei 225 Stock Average or a successor index is changed in any material respect, or if the basket or the relevant index or a successor index is in any other way modified so that the value of the basket or such index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of the basket or that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the basket or the relevant index or the successor index as if the changes or modifications had not been made, and calculate the value of the basket or the index with reference to the basket or the relevant index or the successor index. Accordingly, if the method of calculating the U.S.-Europe-Japan Basket, the S&P 500 Index, the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Stock Average or the successor index is modified so that the value of the basket or the relevant index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the basket or index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE U.S.-EUROPE-JAPAN BASKET

General

The U.S.-Europe-Japan Basket will be calculated by Citigroup Funding on the Pricing Date. The U.S.-Europe-Japan Basket represents the value of the following three global equity indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average. Each index tracks the price return of the broad equity market in its respective geographic region. The Starting Value of the U.S.-Europe-Japan Basket will be set to equal 100 on the Pricing Date with each index given equal value of approximately 33.3333. Each of the indices is described in more detail below.

Computation of the U.S.-Europe-Japan Basket

The U.S.-Europe-Japan Basket will be created by Citigroup Funding using an “equal dollar-weighting” methodology so that each of the indices is represented in an approximately equal dollar amount as of the Pricing Date and the initial value of the U.S.-Europe-Japan Basket will be set to 100. In addition, Citigroup Funding will compute a Basket Multiplier for each of the three indices in the U.S.-Europe-Japan Basket equal to approximately 33.3333 divided by the closing value of such index on the Pricing Date. The value of the U.S.-Europe-Japan Basket on any Index Business Day will equal the sum of (a) the closing value of the S&P 500 Index on that day multiplied by the applicable Basket Multiplier, (b) the closing value of the Dow Jones EURO STOXX 50 Index on that day multiplied by the applicable Basket Multiplier, and (c) the closing value of the Nikkei 225 Stock Average on that day multiplied by the applicable Basket Multiplier.

Hypothetical Historical Values of the U.S.-Europe-Japan Basket

The following table sets forth the hypothetical closing values of the U.S.-Europe-Japan Basket on the last business day of each month in the period from January 2002 through December 2006, each calculated as if the U.S.-Europe-Japan Basket had been created on January 31, 2002 with an initial value of 100. The U.S.-Europe-Japan Basket actually will be calculated on the Pricing Date with a value of 100.

Actual historical closing values of each of the three sub-indices were used to calculate the hypothetical closing values of the U.S.-Europe-Japan Basket, However, these hypothetical closing values should not be taken as an indication of the actual composition of the U.S.-Europe-Japan Basket or the future performance of the U.S.-Europe-Japan Basket or what the market value of the Notes may be. Any hypothetical historical upward or downward trend in the value of the U.S.-Europe-Japan Basket during any period set forth below is not an indication that the U.S.-Europe-Japan Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006
January	100.00	73.46	95.10	99.91	126.79
February	100.86	72.13	96.86	102.42	126.08
March	104.96	70.10	97.59	101.48	130.07
April	102.54	74.26	97.19	97.43	129.89
May	101.81	77.67	95.49	100.68	122.06
June	93.06	81.00	98.72	102.65	122.30
July	84.21	83.98	94.96	106.29	122.72
August	83.70	87.44	93.77	107.02	126.86
September	75.35	85.20	93.72	112.64	128.58
October	77.81	89.58	94.78	111.12	131.69
November	82.47	88.78	97.08	117.74	131.78
December	76.22	93.46	100.85	123.04	136.68

The following graph sets forth the hypothetical historical closing values of the U.S.-Europe-Japan Basket on the last index business day of each month, commencing in January 2002 and ending in December 2006, each calculated as if the U.S.-Europe-Japan Basket had been created on January 31, 2002 with an initial value of 100. The hypothetical past movements of the U.S.-Europe-Japan Basket are not indicative of future U.S.-Europe-Japan Basket values.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500 Index at any time. None of Citigroup, Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

As of November 30, 2006, the common stocks of 424 of the 500 companies included in the S&P 500 Index were listed on the NYSE. As of November 30, 2006, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 74% of the market value of S&P’s internal database of over 6,956 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of November 30, 2006, the 500 companies included in the S&P 500 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (86), Consumer Staples (38), Energy (31), Financials (88), Health Care (55), Industrials (52), Information Technology (80), Materials (29), Telecommunication Services (10) and Utilities (31). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

THE S&P 500 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE AMOUNT YOU RECEIVE ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500 Index

On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500 Index was fully float adjusted. S&P’s criteria for selecting stocks for the S&P 500 Index will not be changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 S&P 500 component stocks relative to the S&P 50 Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500 component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the S&P 500 component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index . All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Stock split (e.g., 2-for-1)	Shares outstanding multiplied by 2; Stock price divided by 2	No

Share issuance (i.e., change is greater than or equal to 5%)	Shares outstanding plus newly issued shares	Yes

Share repurchase (i.e., change is greater than or equal to 5%)	Shares outstanding minus repurchased shares	Yes

Special cash dividends	Share price minus special dividend	Yes

Company change	Add new company market value minus old company market value	Yes

Rights offering	Price of parent company minus	Yes

(Price of rights) (Right ratio)

Spinoffs	Price of parent company minus	Yes

(Price of spinoff co.) (Share exchange ratio)

Stock splits and stock dividends do not affect the index divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500 component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500 component stock and consequently of altering the aggregate market value of the S&P 500 component stocks (the “Post-Event Aggregate Market Value”). In order that the level of the S&P 500 Index (the “Pre-Event Index Value”) not be affected by the altered market value (whether increase or decrease) of the affected S&P 500 component stock, a new index divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value =	Pre-Event Index Value
New Divisor

New Divisor =	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500 Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

Historical Data on the S&P 500 Index

The following table sets forth the closing value of the S&P 500 Index on the last index business day of each month in the period form January 2002 through December 2006. These historical data on the S&P 500 Index are not indicative of the future performance of the S&P 500 Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006
January	1,130.20	855.70	1,131.13	1,181.27	1,280.08
February	1,106.73	841.15	1,144.94	1,203.60	1,280.66
March	1,147.39	848.18	1,126.21	1,180.59	1,294.83
April	1,076.92	916.92	1,107.30	1,156.85	1,310.61
May	1,067.14	963.59	1,120.68	1,191.50	1,270.09
June	989.82	974.50	1,140.84	1,191.33	1,270.20
July	911.62	990.31	1,101.72	1,234.18	1,276.66
August	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	815.28	995.97	1,114.58	1,228.81	1,335.85
October	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The closing value of the S&P 500 Index on January 17, 2007 was 1,430.62.

Historical Closing Values

The following graph illustrates the historical performance of the S&P 500 Index based on the closing value thereof from January 2, 2002 through January 17, 2007. Past movements of the S&P 500 Index are not indicative of future S&P 500 Index values.

License Agreement

S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup, Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes.

The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this prospectus supplement.

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DESCRIPTION OF THE DOW JONES EURO STOXX 50SM INDEX

General

Unless otherwise stated, we have derived all information regarding the Dow Jones EURO STOXX 50 IndexSM provided in this pricing supplement, including its composition, method of calculation and changes in components, from STOXX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, STOXX. STOXX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones EURO STOXX 50 Index at any time. None of Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Dow Jones EURO STOXX 50 Index.

STOXX, a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in Europe (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 as of December 31, 1991. The value of the Dow Jones EURO STOXX 50 Index is published in both Euros and U.S. Dollars. The Notes will be based on the value of the Dow Jones EURO STOXX 50 Index as calculated and published in Euros.

According to STOXX, as of December 29, 2006, the market capitalization of the 50 companies included in the Dow Jones EURO STOXX 50 Index ranged from a high of €124.17 billion to a low of €12.53 billion. The ten companies with the highest weighting in the Dow Jones EURO STOXX 50 Index represented 36.36% of the index, while the ten companies with the smallest weighting represented 9.16% of the index. The seven countries that are represented in the index account for the following approximate percentages: (1) France, 34.2%; (2) Germany, 24.0%; (3) Spain, 13.9%; (4) Netherlands, 12.3% (5) Italy, 11.7%; (6) Finland, 3.0%; and (7) Ireland, 1.0%. The companies that are included in the Dow Jones EURO STOXX 50 Index are representative of the broad market in Europe and of a wide array of European industries including the following: automobile; food and beverage; banking; industrial; chemical; insurance; media; technology; energy; telecommunications; financial services and utilities.

Computation of the Dow Jones EURO STOXX 50 Index

While STOXX currently employs the following methodology to calculate the Dow Jones EURO STOXX 50 Index, no assurance can be given that STOXX will not modify or change such methodology in a manner that may affect the basket return amount, if any, payable to the beneficial owners of the Notes.

The 50 stocks comprising the Dow Jones EURO STOXX 50 Index are selected from among the components of the 18 market sector indices of the Dow Jones EURO STOXX, which represents the Eurozone portion of the Dow Jones EURO STOXX Total Market Index. The Dow Jones EURO STOXX 50 Index captures approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX, which in turn covers approximately 95% of the free-float market capitalization of the represented countries.

Within each of the 18 Dow Jones EURO STOXX market sector indexes, the component stocks are ranked by free-float market capitalization. The largest stocks from each market sector index are added to the Dow Jones EURO STOXX 50 Index selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EURO STOXX TMI Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Lastly, any remaining stocks that are current Dow Jones EURO STOXX 50 Index components are added to the selection list. (In exceptional cases, the Supervisory Board may make additions and deletions to the selection list.)

All the stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as components of the Dow Jones EURO STOXX 50 Index. Any remaining current components of the Dow Jones EURO STOXX 50 Index ranked between 41 and 60 are also added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September of each year, using market data from the end of August of that year as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. In order to avoid distortions, changes in the index for dividends, stock splits, rights offerings, spin-offs, repurchases and the like are made on a quarterly basis, unless the number of outstanding shares of a component company changes by more than 10%, in which case the adjustment is made immediately. The underlying securities may be changed at any time for any reason.

Free-float market capitalization is the portion of a stock’s total market capitalization that is available for trading. No component’s weight is permitted to exceed 10% of the index’s total free-float market capitalization. The weights are reviewed quarterly. If any component stock exceeds 10% of the value of the index, STOXX will cap that stock’s representation in the index at 10%, which will be fixed until the next quarterly review.

Neither Dow Jones nor STOXX is under any obligation to continue the calculation and dissemination of the Dow Jones EURO STOXX 50 Index. The Notes are not sponsored, endorsed, sold or promoted by either Dow Jones or STOXX. No inference should be drawn from the information contained in this pricing supplement that either Dow Jones or STOXX makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Dow Jones EURO STOXX 50 Index to track general stock market performance. Neither Dow Jones nor STOXX has any obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50 Index. Dow Jones and STOXX are not responsible for, and have not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the basket return amount or any other market payable with respect to the Notes is set. Dow Jones and STOXX have no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Dow Jones EURO STOXX 50 Index

The following table sets forth the value of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2002 through December 2006. These historical data on the Dow Jones EURO STOXX 50 Index are not indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006
January	3,670.26	2,248.17	2,839.13	2,984.59	3,691.41
February	3,624.74	2,140.73	2,893.18	3,058.32	3,774.51
March	3,784.05	2,036.86	2,787.49	3,055.73	3,853.74
April	3,574.23	2,324.23	2,787.48	2,930.10	3,839.90
May	3,425.79	2,330.06	2,736.83	3,076.70	3,637.17
June	3,133.39	2,419.51	2,811.08	3,181.54	3,648.92
July	2,685.79	2,519.79	2,720.05	3,326.51	3,691.87
August	2,709.29	2,556.71	2,670.79	3,263.78	3,808.70
September	2,204.39	2,395.87	2,726.30	3,428.51	3,899.41
October	2,518.99	2,575.04	2,811.72	3,320.15	4,004.80
November	2,656.85	2,630.47	2,876.39	3,447.07	3,987.23
December	2,386.41	2,760.66	2,951.24	3,578.93	4,119.94

The closing value of the Dow Jones EURO STOXX 50 Index on January 17, 2007 was 4,146.73.

Historical Closing Values

The following graph illustrates the historical performance of the Dow Jones EURO STOXX 50 Index based on the closing value thereof from January 2, 2002 through January 17, 2007. Past movements of the index are not indicative of future index values.

License Agreement

STOXX, Dow Jones and an affiliate of Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Notes.

The license agreement provides that the following language must be stated in this pricing supplement.

“STOXX and Dow Jones have no relationship to Citigroup Funding, other than the licensing of the use of the Dow Jones EURO STOXX 50 Index and the related trademarks as the case may be for use in connection with the calculation of the Notes.

STOXX and Dow Jones do not:

•	sponsor, endorse, sell or promote the Notes;

•	make investment recommendations that any person invest in the Notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes;

•	have any responsibility or liability for the administration, management or marketing of the Notes; or

•	consider the Notes or the owner of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50 INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN, NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The license agreement is solely for the benefit of Citigroup Funding and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Notes or any other third parties.

DESCRIPTION OF THE NIKKEI 225 STOCK AVERAGESM

General

Unless otherwise stated, all information herein relating to the Nikkei 225 Stock Average has been derived from the Stock Market Indices Data Bank published by NKS and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock Average at any time. None of Citigroup, Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized component stocks trading on the TSE representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

Computation of the Nikkei 225 Stock Average

While NKS currently employs the following methodology to calculate the Nikkei 225 Stock Average, no assurance can be given that NKS will not modify or change such methodology in a manner that may affect the Interest Distribution Amount payable to beneficial owners of the Notes at maturity.

The Nikkei 225 Stock Average is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.293 as of October 2, 2006 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock Average are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock Average is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Stock Average in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Stock Average is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Stock Average. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor (i.e., the level of the Nikkei 225 Stock Average immediately after such change) will equal the level of the Nikkei 225 Stock Average immediately prior to the change.

Component stocks may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the component stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Upon deletion of a stock from the component stocks, NKS will select a suitable replacement for such deleted component stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the component stocks. In such a case, an existing component stock with low trading volume and not representative of a market will be deleted by NKS.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Interest Distribution Amount or any other amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal index business day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Stock AverageSM on such index business day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 Stock Average may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Stock Average which may, in turn, adversely affect the value of the Notes under certain circumstances.

Historical Data on the Nikkei 225 Stock Average

The following table sets forth the value of the Nikkei 225 Stock Average at the end of each month in the period from January 2002 through December 2006. These historical data on the Nikkei 225 Stock Average are not indicative of the future performance of the Nikkei 225 Stock Average or what the value of the Notes may be. Any historical upward or downward trend in the value of the Nikkei 225 Stock Average during any period set forth below is not an indication that the Nikkei 225 Stock Average is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006
January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82
February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43
March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66
April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23
May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33
June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18
July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81
August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76
September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58
October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39
November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33
December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

The closing value of the Nikkei 225 Stock Average on January 17, 2007 was 17,261.35.

Historical Closing Values

The following graph illustrates the historical performance of the Nikkei 225 Stock Average based on the closing value thereof from January 4, 2002 through January 17, 2007. Past movements of the index are not indicative of future index values.

License Agreement

The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Interest Distribution Amount or any other amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock Average in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.

NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or any other amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes .

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining the Interest Distribution Amount or any other amount payable in respect of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of         %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$ at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$ in 2007; US$ in 2008; US$ in 2009; US$ in 2010; and US$ in 2011 (adjusted as described in the second paragraph below).

Disposition of the Notes. When a U.S. Holder sells, exchanges or otherwise disposes of the Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. Any payment on maturity of the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States; and

(iv) the stocks underlying each of the Indices included in the U.S.-Europe-Japan Basket are actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $             per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $             per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $             per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Indices Comprising the U.S.-Europe-Japan Basket or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Principal-Protected Notes

Based Upon the

U.S.-Europe-Japan Basket

Due                     , 2011

($1,000 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)